CADRE RESOURCES LTD
P.O. Box 48836 Bentall Centre
595 Burrard St., Vancouver, B.C. V7X 1A8
Phone: (604) 830-2665

TSX Venture Exchange – CSL

12g-2(b):82-2911
BB: CDRUF

June 20, 2002

NEWS RELEASE

R. Page Chilcott, the President of Cadre Resources Ltd. (the "Company") announces that, further to the Company's news releases, dated March 4 and 11, 2002, by letter, dated June 14, 2002, the TSX Venture Exchange (the "Exchange") accepted for filing the Company's proposal to issue 1,728,035 shares (the "Shares") at a deemed price of $0.25 per share to settle outstanding debt in the aggregate amount of $432,009.53 (the "Debt"). The Shares have been issued and the Debt extinguished. The balance of the outstanding indebtedness was disallowed by the Exchange.

The Shares will be subject to restrictions on resale until such time as the appropriate hold periods have been satisfied, which for residents of British Columbia are:

(i) In accordance with Multilateral Instrument 45-102, Resale of Securities, the Shares will be subject to a hold period expiring June 18, 2003; and
(ii) In accordance with the policies of the Exchange, the securities will be subject to a hold period expiring October 18, 2002.

Cadre Resources Ltd.

Per:

R. Page Chilcott, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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